SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2016

Homex Development Corp.

(Translation of Registrant’s Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒         Form 40-F    ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐     No     ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:                                       July, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 26, 2016
	By:	Roberto Vez
	Name:	Roberto Vez
	Title:	General Counsel

2

INVESTOR RELATIONS CONTACT Vania Fueyo Zarain Investor Relations vfueyo@homex.com.mx

HOMEX REPORTS SECOND QUARTER 2016 EARNINGS

Culiacán, Sinaloa, July 26, 2016- Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) (BMV: HOMEX), company engaged in the development, construction and sale of affordable housing and middle-income housing in México, reported today its financial results for the period ended June 30, 2016(1).

During the first six-months of 2016, the Company has been focused on the reactivation of its operations, as well as on the optimization of its production processes to create the needed efficiencies that will allow the Company to consolidate its operations and create value for its stakeholders in the medium term.

Highlights

•                  During the Second Quarter of 2016, the Company titled 500 units, an increase of 107% when compared to 241 units during the First Quarter of 2016. In the same period, the Company registered a 466 basis points gross margin improvement from 19% during the First Quarter of 2016 to 24% during the Second Quarter of 2016.

•                  During the quarter, the Company successfully negotiated credit contracts and revolving credit lines which maturity had expired, extending the maturities to 2 to 3 years, which increases the Company’s liquidity.

Main Results

Total Revenues: For the three months ended June 30, 2016, the Company recorded revenues of Ps.287 million from the sale of 500 homes, of which 67.8% corresponded to affordable housing with an average price per home of Ps.369 thousand and 32.2% corresponded to middle income housing with an average price per home of Ps.996 thousand. In addition, Homex recorded other revenues of Ps.1.3 million.

For the six-months accumulated period as of June 30, 2016, the Company registered revenues for Ps.435 million mainly as a result of titling 741 units.

Gross Profit: For the three months ended June 30, 2016, the Company recorded a gross profit of Ps.68 million and a 24% gross margin. For the six-months accumulated period as of June 30, 2016, the Company registered a gross profit of Ps.96 million and a 22% gross margin.

(1)  Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS).

(Loss) Operating Income: During the Second Quarter of 2016, the Company had an operating income of Ps.880 million. This is primarily because; the Company registered other revenues for Ps.996 million as a result of debt forgiveness from the outstanding principal balance of a credit contract with a Company’s creditor. Without considering this revenue (as it does not represent a cash inflow), the Company had an Operating loss of Ps.116 million during the Second Quarter of 2016.

During the quarter, the Company incurred in operating and maintenance expenses of Ps.32 million at housing developments where the definitive infrastructure has not been completed and therefore Homex covers the expenses to provide services such as water, electricity, sewage and general maintenance, to those projects. The Company has started the pending infrastructure works primarily using the INFONAVIT credit line for up to Ps.350 million to complete the pending infrastructure; as a result, the operation and maintenance expenses will not be recurrent and will gradually decrease.

For the six-months accumulated period ended as of June 30, 2016, the Company registered an operating income of Ps.672 million principally as a result of the debt forgiveness from the outstanding principal balance of a credit contract with a Company’s creditor, as previously explained. For the six-months accumulated as of June 30, 2016, the expenses for infrastructure pending works, previously described, were Ps.60 million.

Net Comprehensive Financing Cost:  For the Second Quarter of 2016, the net comprehensive financing cost was Ps.117 million, derived principally from the accrued interest during the period of Ps.119 million. In addition, the Company registered an interest income of Ps.2.4 million and Ps.17 thousand related to a foreign exchange gain.

(Loss) Net Income Consolidated: For the three months ended June 30, 2016, the Company had a consolidated net loss of Ps.590 million mainly as a result of the recording of other revenues of Ps.996 million from the aforementioned debt forgiveness on the outstanding principal balance of a credit contract with a Company’s creditor.

For the six-months accumulated period ended as of June 30, 2016 the Company registered a consolidated Net Income of Ps.258 million.

Indebtedness and Capital Structure

Total bank indebtedness as of June 30, 2016 was Ps.5,471 million. This debt level reflects the effects of the Restructuring Plan, revolving credit lines with financial institutions used during the period as well as non-capitalized secured debt.

Homex indebtedness is related to housing developments as well as the non-capitalized secured debt under the Restructuring Plan of the Company. The maturity profile of Homex debt is approximately 2 years, with a weighted average cost of 8.8%. Long-term debt represents approximately 41% of the total. Also, 100% of the indebtedness is denominated in Mexican pesos.

During the quarter the Company negotiated certain credit contracts and revolving credit lines which maturity date was expired, extending its maturities to 2 and 3 years. The Company will continue negotiating with financial institutions regarding the renewal of credit contracts and revolving credit lines that today are registered as short-term debt. As a result, the Company expects that the majority of its short-term debt will be classified as long-term debt during 2016.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

DESARROLLADORA HOMEX S.A.B DE C.V. CONSOLIDATED INCOME STATEMENT

COMPARISON OF THREE MONTHS 2016 WITH THREE MONTHS 2015

(Figures in thousands of pesos)	2Q16%		2Q15%		% Chg
REVENUES
Housing revenues	$285,647	100%	$66,309	77%	331%
Affordable-entry level revenue	$125,216	44%	$5,536	6%	2162%
Middle income revenue	$160,431	56%	$60,773	71%	164%
Other revenues	$1,320	0%	$19,522	23%	-93%
TOTAL REVENUES	$286,967	100%	$85,831	100%	234%

COST OF SALES	$219,066	76%	$46,054	54%	376%

GROSS (LOSS) PROFIT	$67,901	24%	$39,777	46%	71%

Selling and Administrative Expenses
Marketing and sales expenses	$28,318	10%	$2,981	3%	850%
Administrative expenses	$123,823	43%	$120,444	140%	3%
Projects maintenance	$32,148	11%	$10,000	12%	221%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$184,289	64%	$133,425	155%	38%

OTHER OPERATING (INCOME) EXPENSES, NET	$(996,415)	-347%	$13,611	16%	-7421%

OPERATING INCOME (LOSS)	$880,027	307%	$(107,259)	-125%	-920%

Net Comprehensive Financing Cost
Interest expense and commissions	$119,296	42%	$211,038	246%	-43%
Interest (income) expense	$(2,404)	-1%	—	0%	N/A
Exchange (gain) loss, net	$(17)		$134		-113%
TOTAL NET COMPREHENSIVE FINANCING COST	$116,875	41%	$211,172	246%	-45%

(LOSS) INCOME BEFORE TAXES ON EARNINGS	$763,152	266%	$(318,431)	-371%	-340%

TAXES ON EARNINGS	$172,974	60%	$(174,133)	-203%	-199%
CONSOLIDATED NET INCOME (LOSS)	$590,178	206%	$(144,298)	-168%	-509%
Net Income (loss) of controlling interest	$585,202	204%	$(145,427)	-169%	-502%
Net (loss) non-controlling interest	$4,976	2%	$1,129	1%	341%

DESARROLLADORA HOMEX S.A.B. DE C.V. CONSOLIDATED INCOME STATEMENT

COMPARISON OF SIX MONTHS 2016 WITH SIX MONTHS 2015

(Figures in thousands of pesos)	jun-16		jun-15		% Chg
REVENUES
Housing revenues	$431,669	99.3%	$114,167	68.3%	278.1%
Affordable-entry level revenue	$186,402	42.9%	$5,536	3.3%	3267.1%
Middle income revenue	$245,267	56.4%	$108,631	64.9%	125.8%
Other revenues	$2,936	0.7%	$21,484	12.8%	-86.3%
TOTAL REVENUES	$434,605	100.0%	$167,274	100.0%	159.8%

COST OF SALES	$338,601	77.9%	$115,866	69.3%	192.2%

GROSS (LOSS) PROFIT	$96,004	22.1%	$51,408	30.7%	86.7%

Selling and Administrative expenses		0.0%		0.0%	N/A
Marketing and sales expenses	$44,054	10.1%	$5,061	3.0%	770.5%
Administrative expenses	$201,006	46.3%	$195,962	117.2%	2.6%
Projects maintenance	$60,037	13.8%	$23,500	14.0%	155.5%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$305,097	70.2%	$224,523	51.7%	35.9%

OTHER OPERATING (INCOME) EXPENSES, NET	$(881,002)	202.7%	$19,837	4.6%	0.0%

OPERATING INCOME (LOSS)	$671,909	154.6%	$(192,952)	-115.4%	-448.2%

Net Comprehensive Financing Cost
Interest expense and commissions	$244,861	56.3%	$323,051	193.1%	-24.2%
Interest (income) expense	$(2,641)	-0.6%	—	0.0%	N/A
Exchange (gain) loss, net	$(2,987)	-0.7%	$743	0.4%	-502.0%
TOTAL NET COMPREHENSIVE FINANCING COST	$239,233	55.0%	$323,794	193.6%	-26.1%

(LOSS) INCOME BEFORE TAXES ON EARNINGS	$432,676	99.6%	$(516,746)	-308.9%	-183.7%

TAXES ON EARNINGS	$175,039	40.3%	$(154,520)	-92.4%	-213.3%
CONSOLIDATED NET INCOME (LOSS)	$257,637	59.3%	$(362,226)	-216.5%	-171.1%
Net Income (loss) of controlling interest	$252,216	58.0%	$(360,979)	-215.8%	-169.9%
Net (loss) non-controlling interest	$5,421	1.2%	$(1,247)	-0.7%	-534.7%

DESARROLLADORA HOMEX S.A.B. DE C.V. CONSOLIDATED BALANCE SHEET

COMPARISON OF JUNE 30, 2016 WITH DECEMBER 31, 2015

(Figures in thousands of pesos)	Jun-16	Dic-15	% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$46,502	$41,562	12%
Accounts receivable, net	$120,457	$56,080	115%
Land and construction in progress	$1,999,655	$1,886,701	6%
Payments in advance	$69,662	$57,387	21%
Other current assets	$1,139,331	$1,517,755	-25%

Total current assets	$3,375,607	$3,559,485	-5%

Land for future developments	$4,099,677	$4,257,380	-4%
Property, machinery and equipment, net	$222,950	$240,294	-7%
Other non-current assets	$67,448	$43,934	54%
Deferred income taxes	$3,612,247	$3,878,208	-7%
TOTAL ASSETS	$11,377,929	$11,979,301	-5%

LIABILITIES AND STOCKHOLDERS’ EQUITY
SHORT-TERM LIABILITIES
Current bank debt	$3,245,766	$5,733,784	-43%
Convertible debentures	$612,818	$612,818	0%
Accounts payable	$3,323,325	$3,462,094	-4%
Advances from customers for future sales	$155,129	$173,312	-10%
Other taxes payable	$3,752,586	$3,687,950	2%
Income tax	$1,491,865	$1,374,908	9%
Provision for uncertain tax positions	$3,564,566	$3,564,566	0%

Total short-term liabilities	$16,146,055	$18,609,432	-13%

Long-term bank debt	$2,225,667	$607,723	266%
Net liabilities, Brazil subsidiaries	$334,758	$334,758	0%
Other Long-term liabilities	$4,399	$3,331	32%
TOTAL LIABILITIES	$18,710,879	$19,555,244	-4%

STOCKHOLDERS’ EQUITY
Capital stock	$1,282,942	$1,282,942	0%
Convertible debentures	$1,137,182	$1,137,182	0%
Stock premium	$2,833,255	$2,833,255	0%
Treasury stock at cost	$(11,519)	$(11,519)	0%
Accumulated deficits	$(12,483,226)	$(12,735,443)	-2%
Other capital accounts	$17,536	$18,436	-5%
Equity (deficit) attributable to owners of the parent	$(7,223,830)	$(7,475,147)	-3%
Non-controlling deficit interest in consolidating subsidiaries	$(109,120)	$(100,796)	8%
TOTAL (DEFICIT) STOCKHOLDERS’ EQUITY	$(7,332,950)	$(7,575,943)	-3%

TOTAL LIABILITIES AND (DEFICIT) STOCKHOLDERS’ EQUITY	$11,377,929	$11,979,301	-5%

DESARROLLADORA HOMEX S.A.B DE C.V CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended June 30, 2016

(Thousands of pesos)

Income (Loss) before taxes on profits	$432,676
+ (-) NON-CASH ITEMS
Items related to investment activities
Depreciation and amortization during the period	$18,441
Loss on disposal of property and equipment	$(88)
Interest earned	$(2,641)
Other items	$(1,178,418)
Items related to financing activities
Accrued interest expense	$244,861
Cash flow before taxes on earnings	$(485,169)
Net cash flows generated or used in operating activities	$425,893
Increase / Decrease on clients	$(64,377)
Increase / Decrease on inventory	$44,749
Increase / Decrease on other accounts receivable and other current assets	$342,635
Increase / Decrease on suppliers	$(139,159)
Increase / Decrease on other liabilities	$242,045
Net cash flows from (used in) operating activities	$(59,276)
Net cash flows from Investment Activities	$1,633
Investment in property and equipment	$(1,250)
Income on sale of machinery and equipment	$242
Interest earned	$2,641
Net cash flows from financing activities	$63,483
Bank financing	$444,208
Payment of bank credits and other financing	$(297,610)
Interest paid	$(83,115)
Net (decrease) increase in cash and cash equivalents	$5,840
Adjustment to cash flow due to changes in cash value	$(900)
Cash and cash equivalents at beginning of the period	$41,562
Cash and cash equivalents at period end	$46,502